FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

March 2, 2005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 2, 2005.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

Cardero Resource Corp. (the “Issuer”) has received the results of an Induced Polarization (IP) survey carried out by Anglo American Mexico, S.A. de C.V. (“Anglo”) over the Amargosa Iron Oxide Copper-Gold (IOCG) target in the San Fernando district of the Issuer’s joint Baja Norte IOCG project with Anglo in Mexico.  The program consisted of a 14 line kilometre IP survey which defined four large high chargeability anomalies one of which is associated with outcropping alteration and mineralization at Amargosa Creek.

Item 5.	Full Description of Material Change

The Issuer reports that a recently completed 14 line kilometre Induced Polarization (IP) survey by Anglo American Mexico S. A. de C.V. (“Anglo”) over the Amargosa Iron Oxide Copper-Gold (IOCG) target has defined four, large, high chargeability, anomalies one of which is associated with outcropping alteration and mineralization at Amargosa Creek (Figure 1).

Located 35 kilometres due south of the San Fernando IOCG system, the Amargosa area formed part of one of the initial thirty-one (31) high priority regional scale targets generated by Anglo’s 2003 belt scale targeting initiative.

First pass geological reconnaissance identified significant alteration associated with undocumented IOCG mineral occurrences. Subsequent stream sediment geochemistry and geological follow-up resulted in the discovery of previously unknown and unworked hematite–chalcopyrite–pyrite mineralization outcropping over 350 metres in Amargosa Creek. Chip Sampling returned grades of 10 metres @ 1.45% Cu.

The majority of the showings are hosted by a thick (10s to 100 metres), permeable volcaniclastic unit and considered to be controlled by a complex interplay of the large regional Catarina fault zone (+30 kilometre strike) and second-order Amargosa and Specularite Creek faults.

Preliminary interpretation and modelling of the IP results by Anglo is highly encouraging:

The Amargosa IP Anomaly, as presently defined, extends over an area of 900 metres N – S by 350 metres E – W.  This anomaly is centered on the outcropping Amargosa Creek mineralization and the mapped structural intersection of the Catarina and Amargosa fault zones (Figure 1).  The anomaly has chargeabilites ranging from 28 to 42 milliseconds (ms) and appears to extend from subcrop to depths in excess of 200 metres.

The Central Anomaly occurs at the intersection of the Catarina and Specularite Creek faults zones and occurs over a 600 by 400 metre area (Figure 1).  The anomaly is modeled to occur at depths of approximately 200 metres to 470 metres; it remains open at depth and has chargeabilites ranging from 30 to 40 ms.

The Amargosa NW anomalies are associated with and centred on the regional scale Catarina fault zone, a broad zone of anomalous copper geochemistry and intense, high level, alteration.  They are comprised of two large IP anomalies (30 – 40 ms) which range from 1000 to 1200 metres strike length and over widths of 400 to 500 metres.  They are modeled to occur at depths which vary from subcrop to approximately 500 meters deep and modeled thicknesses of plus 150 metres (Figure 1).  They remain open to the NW.

Finally a single 28 to 42 ms anomaly occurs on the NE section of the northwestern most line at modeled depths of approximately 150 to 330 metres, it remains open to the NW (Figure 1).

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise

Business Telephone No.:  (604) 408-7488 ext. 235

Item 9.	Date of Report

March 8, 2005